SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 3, 2003

This Report on Form 6-K shall be incorporated by reference in
our Registration Statement on Form F-3 as amended (File No. 333-101981)
to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the
Securities Exchange Act of 1934, in each case as amended

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: Review of financial and operating performance for the year ended December 31, 2002 prepared in accordance with U.S. GAAP, including condensed consolidated financial information as of, and for the years ended, December 31, 2002 and 2001

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE YEAR ENDED DECEMBER 31, 2002 PREPARED IN ACCORDANCE WITH US GAAP

Date: January 31, 2003

Introduction

The following is a summary of the Group's financial and operating performance for the year ended December 31, 2002 prepared in accordance with US GAAP. This summary also includes condensed consolidated financial information as at, and for the years ended, December 31, 2002 and 2001 prepared in accordance with US GAAP.

On January 31, 2003, AngloGold issued its results for the quarter and year ended December 31, 2002 prepared in accordance with IAS and published its report, including condensed consolidated financial information prepared in accordance with IAS, for those periods. This information has been submitted to the US Securities and Exchange Commission on Form 6-K.

Highlights:

For the year 2002 compared to 2001

- Total cash costs down 10 percent to $161 per ounce
- Income before equity income and income tax up from $7 million to $430 million
- Net income applicable to common stockholders increased to $356 million from a loss of $173 million
- Gold production down 15 percent to 5.94 million ounces due to the sale of the Free State assets
- Revenues decreased 13 percent to $1,799 million due to lower production
- Final dividend declared at 675 South African cents or approximately 78 US cents per ordinary share

Operating review

Presented in the table below is selected operating data for AngloGold for the year ended December 31, 2002.

Operating data for AngloGold	Year ended December 31,	
	2002	**2001**
Gold production (000 oz)	5,939	6,983
Total cash costs ($/oz)	161	178
Capital expenditure ($ million)	271	298

For the year ended December 31, 2002, AngloGold's total gold production decreased by 1,044,000 ounces, or about 15 percent, to 5.94 million ounces from 6.98 million ounces produced in 2001. This was mainly the result of the disposal of the Free State assets located in South Africa, which produced 1,199,000 ounces in 2001.

Total cash costs for 2002 were $161 per ounce, $17 per ounce, or 10 percent, lower than the cash costs of $178 per ounce in 2001. This change was mainly due to substantially lower cash costs for South African operations in 2002 ($158 per ounce in 2002 compared to $184 in 2001). Total cash costs at the South African operations decreased mainly for two reasons in 2002: firstly, due to the weaker South African rand

relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R10.48 and R8.62 during the twelve months of 2002 and 2001, respectively) and, secondly, due to the disposal of relatively high cost producing operations, such as Deelkraal and Elandsrand in February 2001 that had cash costs of $331 per ounce and $362 per ounce, respectively, in 2001, as well as the disposal of the Free State assets and Joel in January 2002 that had cash costs of $204 per ounce and $345 per ounce, respectively, in 2001.

AngloGold's ore reserves, excluding the Free State assets, increased by 22 percent to 72.3 million ounces as at December 31, 2002 assuming a gold price of $325 per ounce and an exchange rate of $1=R10.5. This included a 30 percent increase in the South African ore reserves to 47.5 million ounces mainly as a result of the inclusion of reserves below 120 level at Mponeng and reserves below 101 level at Moab Khotsong. The ore reserves are relatively insensitive to changes in gold price and exchange rates of up to 10%, positive or negative.

Capital expenditure during 2002 was $271 million compared with $298 million in 2001, a $27 million, or 9 percent, decrease in capital expenditure.

Commenting on the 2002 results, Russell Edey, AngloGold's Chairman, and Bobby Godsell, AngloGold's CEO said: "AngloGold's results for the year 2002 are impressive, reflecting the longer-term benefits of the company's growth and risk diversification strategy. Although gold production declined with the sale of the Free State mines in South Africa, cash costs were down year-on-year by 10 percent to $161 per ounce.

Looking ahead, the increase in reserves has resulted in longer mine lives rather than increased production and we anticipate gold production for 2003 to be unchanged at around 6 million ounces, increasing to 6.5 million ounces in 2006. Part of the increased reserve is due to the rise in the gold price, which has the effect of making lower-grade areas profitable. This leads to a lower average grade overall and, consequently, increased unit costs which are also affected by the stronger rand."

Outlook for 2003

AnlgoGold anticipates gold production of 6 million ounces of gold for the full year 2003, at a total cash cost of $190 per ounce and capital expenditure of $330 million.

Financial review

Revenues from product sales and other income decreased from $2,066 million in 2001 to $1,799 million in 2002, a 13 percent decrease. This was primarily due to lower production in 2002, which, as discussed above, was mainly the result of the sale of the Free State mines in South Africa.

Production costs decreased from $1,261 million in 2001 to $927 million in 2002, a 26 percent decrease. Lower production costs were mainly the result of substantially lower production costs at the South African operations primarily due to a weaker South African rand relative to the US dollar and the disposal of relatively high cost producing operations. Due to the strengthening of the South African rand against the US dollar, production costs at the South African operations increased during the second half of 2002 compared to the first half. Depreciation, depletion and amortization also decreased, from $371 million in 2001 to $333 million in 2002, a 10 percent decrease. AngloGold did not record any impairment of assets or amortization of goodwill in 2002 compared with $173 million of impairment and $27 million of goodwill amortization charged against income in 2001.

Interest expense decreased from $72 million in 2001 to $44 million in 2002, a 39 percent decrease. A gain on financial instruments of $73 million was recorded in 2002 compared with a loss of $5 million incurred in 2001.

In 2002, income before equity income and income tax amounted to $430 million compared to $7 million in 2001. Net income applicable to common stockholders increased to $356 million in 2002 from a loss of $173 million incurred in 2001.

Net cash provided by operating activities during 2002 amounted to $605 million compared with $501 million in 2001. In 2002, AngloGold used $91 million and $367 million cash in investing and financing activities, respectively. The effect of exchange rate changes on cash was a positive $75 million during 2002.

As a result of the factors discussed above, AngloGold had cash and cash equivalents of $413 million at December 31, 2002 compared with $191 million at December 31, 2001, representing an increase in cash and cash equivalents of $222 million from 2001. At December 31, 2002, AngloGold had available but undrawn a total of $293 million under its credit facilities.

AngloGold declared a final dividend of 675 South African cents (approximately 78 US cents) per ordinary share for the year ended December 31, 2002. $84 million in debt is scheduled to mature in 2003. In addition, AngloGold anticipates $330 million capital expenditures during 2003.

AngloGold expects to finance the payment of dividends, the repayment of debt scheduled to mature in 2003 and capital expenditures it currently expects to incur in 2003 from cash on hand, cash generated from future operations and debt facilities.

Gold market

The factors, which drove the gold price during 2002 made a particularly strong impact in the final quarter of 2002. These factors included US dollar weakness, international political tension, equity market declines and a halt to the dismantling of producer hedging. This last factor had the effect of both lowering gold producer selling in the spot market and introducing some buying in the market. During the last quarter of 2002, the price was influenced most significantly by dollar weakness and escalating conflict over Iraq. Over the past year, the spot price has responded almost perfectly to the dollar's fall against the euro, and this correlation was maintained in the final quarter of 2002. The additional tension in the Middle East provided the lift to take gold up further. All of the factors that have been positive for gold in 2002 remain firmly in play, and there is good reason to expect higher gold prices in 2003.

Under the favorable price performance of gold, the physical market continued to show weakness throughout 2002. There was a decline in physical demand for gold in both the jewellery and the investment sectors, with exceptions in only a few countries. Compounding this lower demand, scrap sales and gold recycling increased sharply in the face of higher gold prices. The negative impact of these factors in the physical market were mitigated to a degree by slightly lower new mine production, and by the reduction in supply occasioned by the run-down in gold producer hedging referred to above. As is the case in all periods of rising gold prices and gold price volatility, the physical market should revive once the price returns to a stable trading range for a period of time. However, with further gold price volatility expected in 2003, a resurgence of physical demand should not be expected immediately.

A critical factor in the strength of the gold market in 2002 has been the return of investor and speculator interest in the metal. This interest has not translated particularly into demand for physical gold, but can most

certainly be seen in the derivative markets, and particularly in the futures and options positions on the New York Comex and, from time to time, on the Tokyo Comex. There is no doubt also a considerable over-the-counter derivative trade in gold, although this is not easily measured. Buying in the derivatives markets is directly influenced by the factors referred to above, and is directly responsible for moving the price of gold.

The spot price opened at $279 per ounce in January 2002 and closed at $348 per ounce in December 2002, compared with $272 per ounce in January 2001 and $278 per ounce in December 2001. The average spot price of gold was $310 per ounce during 2002, almost $40 per ounce, or fourteen percent, higher than $271 per ounce, the average spot price in 2001. During 2002, the highest spot price of gold was $354 per ounce compared to a high of $298 per ounce for 2001. The lowest spot price of gold was $277 per ounce in 2002, six percent higher than $262 per ounce, the lowest spot price of gold for 2001.

Hedging overview

AngloGold manages its revenue risk through an actively directed forward sales program. The board of directors has given management a mandate to sell forward no more than 50 percent of five years' production spread over a ten year period. AngloGold has seldom been close to this limit and then mainly through acquisitions and debt financing of new assets where the terms of loans have required that a portion of production from these assets is sold forward.

AngloGold reduced its hedging contracts by some 133 tonnes during 2002. In the light of the continued strength of the gold price and of the steady improvement in AngloGold's operating performance over the past two years, and consequently the reduced need for the company to manage revenue through forward pricing, the Board of AngloGold, at its meeting on January 30, 2003, encouraged the continuing management and restructuring of the hedge book.

AngloGold's hedge position as at December 31, 2002
The following table indicates AngloGold's gold hedge position at a weighted average settlement price as at December 31, 2002 (references in the table to "$" are to the US dollar and references to "A$" are to the Australian dollar):

Year		2003	2004	2005	2006	2007	2008-2012	Total
DOLLAR GOLD								
Forward Contracts	Amount (kg)	15,289	18,056	25,049	19,862	18,974	25,878	123,108
	$ per oz	$307	$313	$325	$333	$337	$355	$331
Put Options Purchased	Amount (kg)	5,808	796	757	563	728		8,652
	$ per oz	$352	$291	$291	$291	$292		$332
	*Delta (kg)	2,353	119	129	99	126		2,826
Put Options Sold	Amount (kg)	12,752	7,465					20,217
	$ per oz	$307	$317					$311
	*Delta (kg)	1,837	2,034					3,871
Call Options Purchased	Amount (kg)	4,555	572					5,127
	$ per oz	$351	$360					$352
	*Delta (kg)	2,339	277					2,616
Call Options Sold	Amount (kg)	18,830	5,829	16,360	14,681	14,308	54,245	124,253
	$ per oz	$332	$330	$322	$329	$336	$363	$344
	*Delta (kg)	13,150	3,835	11,415	9,983	9,656	39,963	84,002
RAND GOLD								
Forward Contracts	Amount (kg)	15,936	12,476	9,855	6,335	4,541	3,732	52,875
	Rand per kg	R82,931	R98,532	R119,730	R108,426	R114,915	R119,580	R101,860
Put Options Purchased	Amount (kg)	1,875	1,875	1,875	1,875			7,500
	Rand per kg	R93,602	R93,602	R93,602	R93,602			R93,602
	*Delta (kg)	399	322	258	209			1,188
Put Options Sold	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Purchased	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Sold	Amount (kg)	6,553	4,688	4,687	4,688	2,986	11,944	35,546
	Rand per kg	R100,140	R115,284	R131,944	R132,647	R173,119	R209,288	R153,424
	*Delta (kg)	3,798	2,340	2,259	2,620	1,076	4,900	16,993
AUS DOLLAR (A$) GOLD								
Forward Contracts	Amount (kg)	16,392	5,443	6,221	9,331	8,398	13,343	59,128
	A$ per oz	A$544	A$548	A$652	A$644	A$590	A$603	A$591
Put Options Purchased	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Put Options Sold	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Call Options Purchased	Amount (kg)	3,888		3,110	6,221	3,732	11,197	28,148
	A$ per oz	A$701		A$724	A$673	A$668	A$702	A$693
	*Delta (kg)	1,251		1,368	3,776	2,400	7,469	16,264
Call Options Sold	Amount (kg)	4,821						4,821
	A$ per oz	A$662						A$662
	*Delta (kg)	2,354						2,354
Total Net Gold:	Delta (kg)	64,243	40,279	53,818	44,663	40,371	76,348	319,723
	Delta (oz)	2,065,462	1,295,012	1,730,288	1,435,961	1,297,969	2,454,640	10,279,332
RAND DOLLAR (000)								
Forward Contracts	Amount ($)							
	Rand / $							
Put Options Purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Put Options Sold	Amount ($)							
	Rand per $							
	*Delta ($)							
Call Options Purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Call Options Sold	Amount ($)	10,000						10,000
	Rand per $	R9.12						R9.12
	*Delta ($)	1,550						1,550
AUS DOLLAR (000)								
Forward Contracts	Amount ($)	29,428	29,275	10,847				69,550
	$ per A$	A$0.59	A$0.59	A$0.51				A$0.58

AngloGold's net delta open hedge position at December 31, 2002

At December 31, 2002, AngloGold had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 10.28 million ounces or 319.7t (at September 30, 2002: 10.40 million ounces or 323.6t). The delta position indicated reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the "Black-Scholes" option formula with the ruling market prices, interest rates and volatilities as at December 31, 2002.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative US$446.6 million (negative R3.81 billion) at December 31, 2002 (at September 30, 2002: negative US$442.3 million– negative R4.65 billion). These values were based on a gold price of US$345.50 per ounce, exchange rates of R/US$8.53 and A$/US$0.56 and the prevailing market interest rates and volatilities at the time.

At January 29, 2003, the marked-to-market value of the hedge book was a negative US$591.3 million (negative R5.085 billion) based on a gold price of US$363 per ounce and exchange rates of R/US$8.6 and A$/US$0.588 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of AngloGold. The mark-to market represents the current profit/loss value of the hedge book at market prices and rates available at that time.

Recent developments

Adding value to the gold downstream – Ensuring a sustainable gold industry

AngloGold's marketing department has for some years been developing and implementing strategies to better understand and expand the market for its product around the world. As part of this programme, opportunities for local beneficiation – or adding value through processing, refining and marketing within the region or country in which the gold has been mined – have been explored.

South Africa's new minerals legislation (the Mineral and Petroleum Resources Development Act 2002) has focused attention on the need for the South African mining industry to develop initiatives which add value downstream from the refinery, to enhance mineral products locally, to create job opportunities and to develop skills. AngloGold is currently well-placed to meet the requirements of this legislation as a result of its downstream activities to date.

Some of AngloGold's key projects are:

OroAfrica – In July 2000, AngloGold acquired a 25% stake in OroAfrica, South Africa's largest gold jewellery manufacturer providing an opportunity to promote and market gold jewellery in the markets of the developed world. OroAfrica employs 170 people and consumes about 4 tons of fine gold each year. AngloGold and OroAfrica have collaborated on projects such as consumer research in the USA, the establishment of a new product design center in Cape Town and the initiation of an African gold jewellery brand.

Riches of Africa Jewellery Design Competition – Established by AngloGold in 1998, the competition aims to encourage innovative gold jewellery design by South African designers, to enhance technical skills and to support the local jewellery industry. This annual event showcases South Africa's jewellery design talent and manufacturing expertise. Training workshops are held for the benefit of competition entrants, with the winning works exhibited and used in fashion shows throughout the world.

Project AuTEK – This is a programme to research and develop the use of gold in advanced industrial processes and devices as well as in consumer applications. Launched in 2000 with Mintek (the national metallurgical research organisation) the project is focused on the application of gold as a catalyst and, in particular, on its use in air purification, automotive applications and in the chemical industry.

Atteridgeville Jewellery Project – This project was established in January 2000 to open the South African jewellery industry to previously disadvantaged people through training and development and to encourage jewellery production innovation and design through training programmes. AngloGold's founding sponsorship has been followed by the company's active participation in the programme. The founding project manager, Vukani Ubuntu Community Development Projects, has now set up branches in three other South African centres.

Gold of Africa Museum, Workshop and Educational Programmes – Opened in November 2001, the museum is built around a collection of more than 350 gold artefacts from West Africa, the bulk of which was purchased by AngloGold from the Musee Barbier-Mueller in Geneva. In addition to housing the Traditional African Goldsmith Training Programme, the museum hosts seminars and design workshops, and offers gold heritage tours to scholars to instill knowledge and pride in the history of gold which has played an integral part in South African culture and history.

Traditional African Goldsmith Training Programmes – In 1999, AngloGold established the Traditional African Goldsmith Training Programme and through this exchange of skills in both South Africa and Mali, in West Africa, traditional goldsmithing techniques are now being taught as part of jewellery design and manufacturing courses throughout tertiary institutions and design schools in South Africa.

GoldAvenue – The partnership, established in 2000 between AngloGold, JP Morgan and PAMP, is a commercial venture established to investigate commercial business and consumer-related downstream opportunities on e-commerce. As part of this project, GoldAvenue has launched a catalogue of gold jewellery for retail sale in the USA with Vivre, a US-based luxury goods catalogue business.

Jewellery Designer Forum – Brazil – The Designer Forum is a jewellery design competition – the first of its kind in Brazil, and sponsored entirely by AngloGold. Targeted at Brazilian jewellery designers, more than 400 designs were submitted for judging in several categories in 2002. The Forum has significantly raised the profile of talented Brazilian jewellery designers and has also contributed to the GoldAvenue project - the next catalogue will feature 28 of the winning Brazilian pieces from this competition. The Forum is planned to be a regular event in South America.

Odd-lot offer and stock split

At a meeting in Johannesburg on December 5, 2002, AngloGold's shareholders approved, by the requisite number of votes, an odd-lot offer, a stock split and a number of amendments to AngloGold's memorandum and articles of association.

The odd-lot offer gave odd-lot shareholders, or eligible shareholders who held less than 50 AngloGold ordinary shares at December 20, 2002, the right to sell their holdings to AngloGold, increase their holdings to 50 shares, or retain their odd-lot holdings. Odd-lot shareholders who did not make any election were deemed to have sold their shares to AngloGold.

AngloGold announced the results of the odd-lot offer on December 24, 2002. In summary, the odd-lot offer resulted in 11,213 odd-lot shareholders who elected or were deemed to have elected to sell their existing shareholdings, totaling 217,338* ordinary shares, while 4,643 odd-lot shareholders elected to purchase a total of 495,534* ordinary shares. As a result, AngloGold issued an additional 278,196* ordinary shares. AngloGold did not extend this odd-lot offer to holders of AngloGold American depositary shares ("ADSs") or CHESS depositary interests ("CDIs") or to shareholders in the United States or who are deemed by law to be U.S. persons.

The stock split sub-divided each ordinary share with a par value of 50 cents into two ordinary shares each with a par value of 25 cents, with effect from the close of business on December 24, 2002. As a result of the sub-division, each AngloGold ADS is equivalent to one AngloGold ordinary share and every five CDIs are equivalent to one AngloGold ordinary share. The ratio of one AngloGold ADS to five AngloGold CDIs remains unchanged. The net effect of the stock split on ADS and CDI holders was that the number of ADSs and CDIs held by each holder did not change.

---

* After stock split

Forward-looking statements

Except for historical information, there may be matters discussed in this report of financial and operating performance that are forward-looking statements. In particular, the statements made under "Outlook for 2003" regarding AngloGold's expected gold production, total cash cost per ounce and capital expenditure for 2003 and under "Gold market" regarding the future performance of the gold market are forward looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of AngloGold's business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward-looking statements, refer to AngloGold's annual report on Form 20-F for the year ended December 31, 2001 which was filed with the United States Securities and Exchange Commission (SEC) on June 28, 2002 and AngloGold's current report on Form 6-K filed with the SEC on December 17, 2002 containing audited consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 prepared in accordance with US GAAP.

Condensed Consolidated Financial Information for the year ended December 31, 2002

Basis of presentation
The unaudited condensed consolidated financial information of AngloGold Limited included in this review have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The financial information for 2001 has been derived from AngloGold's annual report on Form 20-F for the year ended December 31, 2001 which was filed with the SEC on June 28, 2002 and AngloGold's current report on Form 6-K filed with the SEC on December 17, 2002 containing audited consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 prepared in accordance with US GAAP.

Dividends paid
On January 30, 2002 AngloGold declared a final dividend of 550 South African cents (48 US cents) per ordinary share for the year ended December 31, 2001 with a record date of February 22, 2002 and a payment date of March 4, 2002 and on July 30, 2002 AngloGold declared an interim dividend of 675 South African cents (66 US cents) per ordinary share for the six months ended June 30, 2002 with a record date of August 23, 2002 and a payment date of August 30, 2002.

Dividends declared
On January 30, 2003, AngloGold declared a final dividend of 675 South African cents (approximately 78 US cents) per ordinary share for the year ended December 31, 2002 with a record date of February 21, 2003 and a payment date of February 28, 2003 for holders of ordinary shares and an approximate payment date of March 14, 2003 for holders of ADSs.

Stock Split
At a meeting in Johannesburg on December 5, 2002, AngloGold's shareholders approved, by the requisite number of votes, a stock split that had been proposed by the company's board of directors.

The stock split sub-divided each ordinary share with a par value of 50 cents into two ordinary shares each with a par value of 25 cents, with effect from the close of business on December 24, 2002. As a result of the sub-division, each AngloGold ADS is equivalent to one AngloGold ordinary share and every five CDIs are equivalent to one Anglogold ordinary share. The ratio of one AngloGold ADS to five AngloGold CDIs remains unchanged. The net effect of the stock split on ADS and CDI holders was that the number of ADSs and CDIs held by each holder did not change.

Throughout the condensed consolidated financial information, the number of shares and the calculation of basic earnings/(loss) per common share have been changed to retroactively reflect this change in the number of shares.

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with US GAAP

	Year ended December 31,	
	2002	**2001**
	(unaudited)	
	(in US Dollars, millions, except for share data)	
Sales and other income	1,799	2,066
Product sales	1,761	2,041
Interest, dividends and other income	38	25
Cost and expenses	1,369	2,059
Production costs	927	1,261
Exploration costs	28	26
Related party transactions	40	54
General and administrative	30	24
Royalties	25	16
Research and development	1	2
Depreciation, depletion and amortization	333	371
Impairment of assets	-	173
Goodwill amortized	-	27
Interest expense	44	72
Employment severance costs	3	22
Loss on sale of mining assets	-	4
Loss on sale of assets	11	-
(Gain)/loss on financial instruments	(73)	5
Other	-	2
Income before equity income and income tax	430	7
Equity income in affiliate	4	1
Income before income tax provision	434	8
Deferred income and mining tax expensed	(62)	(163)
Income/(loss) before minority interest	372	(155)
Minority interest	(16)	(8)
Income/(loss) before cumulative effect of accounting change	356	(163)
Cumulative effect of accounting change	-	(10)
Net income/(loss) – applicable to common stockholders	356	(173)
Basic earnings/(loss) per common share : (cents)		
Before cumulative effect of accounting change	160	(76)
Cumulative effect of accounting change	-	(5)
Net income/(loss) – applicable to common stockholders	160	(81)
Weighted average number of common shares used in computation	221,883,567	214,278,892
Dividend per common share (cents)	114	84

11

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET

Prepared in accordance with US GAAP

	At December 31, 2002 (unaudited)	At December 31, 2001	
	(in US Dollars, millions)		
Assets			
Current assets	1,117	647	
Cash and cash equivalents	413	191	
Receivables	488	293	
Trade	48	45	**(1)**
Financial instruments	233	128	
Value added taxes	26	22	
Other	181	98	
Inventories	216	163	
Property, plant and equipment	2,015	1,756	
Mineral reserves	902	843	
Goodwill	345	333	
Financial instruments	64	115	**(1)**
Other long-term assets	102	56	
Total assets	4,545	3,750	
Liabilities and Stockholders' equity			
Current liabilities	799	1,210	
Accounts payables and accrued liabilities	282	223	**(1)**
Financial instruments	302	250	
Short-term debt	84	637	
Income and mining tax payable	131	100	
Long-term debt	842	350	
Financial instruments	236	160	**(1)**
Deferred income and mining tax	561	440	
Provision for environmental rehabilitation	108	94	**(1)**
Other accrued liabilities	12	19	**(1)**
Provision for post-retirement medical benefits	127	95	
Minority interests	40	28	
Commitments and contingencies	-	-	
Share capital and reserves	1,820	1,354	
Common stock			
Stock issued 2002 – 222,622,022 (2001– 215,268,116)	9	9	
Additional paid-in capital	3,402	3,251	
Accumulated other comprehensive income	(1,024)	(1,234)	
Retained deficit	(567)	(672)	
Total liabilities and stockholders' equity	4,545	3,750	

(1) Certain amounts have been reclassified to conform with the current period presentation.

ANGLOGOLD LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP

	Year ended December 31,	
	2002 (unaudited)	**2001**
	(in US Dollars, millions)	
Net cash provided by operating activities	605	501
Income/(loss) before cumulative effect of accounting change	356	(163)
Reconciled to net cash provided by operations:		
Loss on sale of mining assets	-	4
Loss on sale of assets	11	-
Depreciation, depletion and amortization	333	371
Impairment of assets	-	173
Other non cash items	-	93
Net increase in provision for environmental rehabilitation and post-retirement medical Benefits	(17)	(12)
Deferred income and mining tax	(69)	52
Effect of changes in operating working capital items:		
Receivables	(5)	65
Inventories	(54)	22
Accounts payable and accrued liabilities	50	(104)
Net cash used in investing activities	(91)	(148)
Cash received in acquisitions	8	-
Increase in non-current investments	(34)	(4)
Cash received as part of disposal	140	109
- Proceeds	164	109
- Contractual obligations	(24)	-
Cash paid as part of acquisition	(105)	-
Proceeds on sale of investments	158	-
Proceeds on sale of mining assets	1	6
Additions to property, plant and equipment	(271)	(298)
Loans receivable advanced	(5)	(4)
Loans receivable repaid	17	43
Net cash used in financing activities	(367)	(298)
Decrease in short-term debt	(616)	(347)
Issuance of stock	18	7
Share issue expenses	(11)	-
Increase in long-term debt	502	209
Dividends paid	(260)	(167)
Net increase in cash and cash equivalents	147	55
Effect of exchange rate changes on cash	75	(59)
Cash and cash equivalents - January 1,	191	195
Cash and cash equivalents – December 31,	413	191


SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: February 3, 2003   By: /s/ C R BULL

                                                    Name: C R Bull
                                                    Title: Company Secretary